File No. 2311-4

May 8, 2007
Via FedEx and Edgar

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc. Amendment No. 4 to Form SB-2 Filed April 19, 2007 File No. 333-137208

Dear Mr. Mancuso:

On behalf of our client, Lixte Biotechnology Holdings, Inc. (“Lixte”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated May 3, 2007, to John S. Kovach of Lixte regarding the above-referenced Form SB-2. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by Lixte’s response. We are concurrently filing herewith Amendment No. 5 to Form SB-2.

Summary, page 1

1.
If your “exclusive license” from the NIH is subject to terms that are unknown or to be negotiated in the future, please balance your discussion regarding the license here and throughout your document accordingly.

Company Response

We have received a draft of a license agreement from NIH. We anticipate negotiating the economic terms, but we know from the draft the outside parameters of such terms which we have disclosed in the Amendment.

Mr. Russell Mancuso
May 8, 2007

Management’s Discussion and Analysis of Financial Condition . . . page 24

2.
We note your revised disclosure in response to comment two in our letter to you dated April 3, 2007. That comment also sought clarification on how the penalties affect the proceeds from this transaction, and your liquidity. Therefore, we reissue the comment.

Company Response

We have disclosed the effect of the penalties in the MD&A and the Notes to the Financial Statements.

3.	Please file as an exhibit the agreement mentioned in Exhibit 2.4.

Company Response

We have filed the agreement as Exhibit 2.5.

Intellectual Property, page 34

4.
We note your response to prior comment five. Please revise to clarify whether your provisional patent application fails under your CRADA agreement. Explain the scope of your rights to the intellectual property if it is not defined by the agreement. Also, with a view toward disclosure, please tell us the status of the December 2006 agreement mentioned in response 19 to your December 1, 2006 letter to us.

Company Response

We have disclosed that the provisional patent application does not fall under the CRADA agreement and we have sole rights to any patent issued thereunder. As is clear in the Registration Statement, the “December 2006” agreement (which is the agreement with the University of Regensburg) was executed in January 2007.

Financial Statements

Note 8. Restatement, page F-16

5.
We note that you restated your December 31, 2006 financial statement to recognize a charge of $74,000 for estimated liquidated damages under the registration rights agreement associated with the shares of common stock sold in 2006 but not yet registered with the SEC. Please tell us why Amendment 3 of your Form SB-2 did not discuss your early adoption of EITF 00-19-2. Also, please tell us why you did not file an Item 4.02 Form 8-K disclosing when you concluded that your prior financial statements and all financial press releases and similar communications issued by the Company with respect to such statement of operation and balance sheet for the year ended December 31, 2006 should no longer be relied upon. Please file any Item 4.02 Form 8-K necessary based on our concerns.

Mr. Russell Mancuso
May 8, 2007

Company Response

Amendment No. 3 to the Company’s Registration Statement on Form SB-2, which contained the Company’s December 31, 2006 audited financial statements, was filed with the Commission on March 13, 2007, and the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, which also contained the Company’s December 31, 2006 audited financial statements, was filed with the Commission on March 29, 2007. Due to an inadvertent oversight by the Company, such December 31, 2006 audited financial statements did not properly account for registration penalty arrangements related to the 2006 private placement of the Company’s common stock. When the Company became aware of such oversight, it promptly revised its December 31, 2006 audited financial statements to early adopt, as permitted, EITF 00-19-2 and to accrue estimated liquidated damages payable under the registration rights agreement of $74,000 at such date. The revised December 31, 2006 audited financial statements were included in Amendment No. 4 to the Company’s Registration Statement on Form SB-2 (filed with the Commission on April 19, 2007) and in the Company’s Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2006 (filed with the Commission on April 23, 2007).

Based on the aforementioned comment from the Staff, the Company has prepared and filed an Item 4.02 Form 8-K to disclose that the Company’s December 31, 2006 financial statements, as originally included in Amendment No. 3 to the Company’s Registration Statement on Form SB-2 and in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, should no longer be relied upon. The Company did not issue any financial press releases or similar communications with respect to such financial statements.

6.
In addition, please have your auditor tell us what consideration they have given to revising the audit report date in light of the restatement of the financial statements to properly account for the estimated liquidated damages resulting from early adoption of EITF 00-19-2. Refer to AICPA Auditing Standards Section 561.06.a for further guidance.

Mr. Russell Mancuso
May 8, 2007

Company Response

The Company’s auditor has considered the guidance in AICPA Auditing Standards Section 561.06.a and has reissued their audit report on the Company's 2006 financial statements with a new paragraph that refers to the restatement and that reflects an appropriate dual date.

* * *

All questions and comments regarding the foregoing should be addressed to me at (310) 789-1290.

Very truly yours, /s/ David L. Ficksman

DLF/wp

cc:	John Kovach, M.D. Dale Campbell Robert Weingarten